UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
For Annual Reports of
Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)
☐     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☒     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the Transition period from October 1, 2005 to December 31, 2005
          Commission file number 1-6196
A. Full title of the plans and address of the plans, if different from that of the issuer named below:
Piedmont Natural Gas Company, Inc. Salary Investment Plan
Piedmont Natural Gas Company, Inc. Payroll Investment Plan
B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

Table of Contents

Page
Piedmont Natural Gas Company, Inc. Salary Investment Plan:

Cover Page	1

Report of Independent Registered Public Accounting Firm	2

Financial Statements as of December 31, 2005 and September 30, 2005, and for the Period From October 1, 2005 through December 31, 2005 and the Year Ended September 30, 2005:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule as of December 31, 2005—

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

Piedmont Natural Gas Company, Inc. Payroll Investment Plan:

Cover Page	12

Report of Independent Registered Public Accounting Firm	13

Financial Statements as of December 31, 2005 and September 30, 2005, and for the Period From October 1, 2005 through December 31, 2005 and the Year Ended September 30, 2005:

Statements of Net Assets Available for Benefits	14

Statements of Changes in Net Assets Available for Benefits	15

Notes to Financial Statements	16

Supplemental Schedule as of December 31, 2005—

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	21

Signature	22

Exhibit Index	23

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Piedmont Natural Gas Company, Inc.
Salary Investment Plan
Financial Statements as of December 31, 2005 and
September 30, 2005 and for the Period from October 1, 2005 through
December 31, 2005 and the Year Ended September 30, 2005,
Supplemental Schedule as of December 31, 2005, and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee and
Participants in Piedmont Natural Gas Company, Inc.
     Salary Investment Plan:
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Plan”) as of December 31, 2005 and September 30, 2005, and the related statements of changes in net assets available for benefits for the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and September 30, 2005, and the changes in net assets available for benefits for the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
May 8, 2006

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND SEPTEMBER 30, 2005

	December 31,	September 30,
	2005	2005
ASSETS:
Participant-directed investments (Notes 1, 2, 3, and 6)	$95,804,321	$93,849,650
Receivable—Due from broker for securities sold	167	23,392
Cash	13,389	—

Total assets	95,817,877	93,873,042

LIABILITY—Due to broker for securities purchased	13,556	23,392

NET ASSETS AVAILABLE FOR BENEFITS	$95,804,321	$93,849,650

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM OCTOBER 1, 2005 THROUGH DECEMBER 31, 2005
AND THE YEAR ENDED SEPTEMBER 30, 2005

	Period from
	October 1, 2005
	Through	Year Ended
	December 31,	September 30,
	2005	2005
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Notes 2 and 3)	$1,542,872	$10,512,068
Interest on participant loans (Note 2)	37,142	140,440

Total investment income	1,580,014	10,652,508

Contributions:
Employer’s	640,281	2,247,050
Participants’	1,413,490	4,999,623
Participants’ rollovers	18,994	196,591

Total contributions	2,072,765	7,443,264
Transfer from other plan (Note 1)	—	437,475

Total additions	3,652,779	18,533,247

DEDUCTIONS:
Benefits paid to participants	1,610,934	4,315,698
Expenses (Notes 2 and 6)	87,174	287,369

Total deductions	1,698,108	4,603,067

NET INCREASE	1,954,671	13,930,180

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	93,849,650	79,919,470

End of period	$95,804,321	$93,849,650

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND SEPTEMBER 30, 2005, AND FOR THE PERIOD FROM
OCTOBER 1, 2005 THROUGH DECEMBER 31, 2005 AND THE YEAR ENDED SEPTEMBER 30, 2005

1.	DESCRIPTION OF THE PLAN

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Salary Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan providing benefits to participating salaried and other non-bargaining unit employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portions; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time salaried employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On September 2, 2005, the Benefits Committee resolved to change the plan year to a calendar year. The Plan will therefore have filing requirements for the short plan year for the period from October 1, 2005 through December 31, 2005, and thereafter will report on a calendar year basis.

Contributions—Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, one common trust fund and one common stock fund as investment options for participants.

Vesting—All participant and employer contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes.

Payment of Benefits—The vested balance of a participant’s account will be paid to the participant or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.

Other—During the year ended September 30, 2005, account balances totaling $437,475, of participants in the Piedmont Natural Gas Company, Inc. Payroll Investment Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Plan, were transferred to the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Expenses—As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

3.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and September 30, 2005 are as follows:

	December 31,	September 30,
	2005	2005
Enhanced Stock Market Fund of Wachovia—
189,831 and 199,703 units, respectively	$16,117,784	$16,617,754
Piedmont Natural Gas Stock Fund—
459,718 and 456,743 units, respectively	7,401,835	7,649,258
Evergreen Special Values Fund (A)—
197,034 and 177,605 shares, respectively	5,272,640	5,328,140
American Funds The Growth Fund of America (A)—
374,913 and 357,984 shares, respectively	11,569,818	10,657,191
American Funds Balanced Fund (A)—
399,269 and 388,970 shares, respectively	7,114,976	6,970,334
Gartmore Morley Stable Value Fund (Retail)—
987,506 and 966,261 shares, respectively	18,964,196	18,399,092
Dodge & Cox Stock Fund—
63,014 and 60,012 shares, respectively	8,646,791	8,168,202
Fidelity Advisor Series I Mid Cap Fund (T)—
205,048 and 183,826 shares, respectively	4,976,505	4,886,108
Evergreen Select Core Bond Fund (CCA)—
412,738 and 414,702 shares, respectively	4,965,984	4,968,587
Templeton Foreign Fund (A)—
439,641 and 396,934 shares, respectively	5,574,644	5,299,071

During the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Period from
	October 1, 2005
	Through	Year Ended
	December 31,	September 30,
	2005	2005
Common trust fund—equity—
Enhanced Stock Market Fund of Wachovia	$328,866	$2,051,886

Common stock fund—
Piedmont Natural Gas Stock Fund	(219,533)	1,179,241

Mutual funds:
Balanced	146,712	501,746
Stable value	174,844	685,359
Bond	20,737	102,029
Equity	971,475	5,070,461
International equity	119,771	921,346

Total mutual funds	1,433,539	7,280,941

Total net appreciation in fair value of investments	$1,542,872	$10,512,068

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $30,547 and $104,502 for the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005, respectively.

At December 31, 2005 and September 30, 2005, the Plan held 459,718 and 456,743 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $5,577,163 and $5,458,226, respectively, and fair value of $7,401,835 and $7,649,258, respectively. During the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005, the Plan recorded dividend income on the common stock of the Company of $67,850 and $201,780, respectively.
******

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor or Similar Party	Par or Maturity Value	Cost	Value
*	Enhanced Stock Market Fund of Wachovia	Common trust fund	**	$16,117,784
*	Piedmont Natural Gas Stock Fund	Common stock fund	**	7,401,835
*	Evergreen Special Values Fund (A)	Mutual fund	**	5,272,640
	American Funds The Growth Fund of America (A)	Mutual fund	**	11,569,818
	American Funds Balanced Fund (A)	Mutual fund	**	7,114,976
	Gartmore Morley Stable Value Fund (Retail)	Mutual fund	**	18,964,196
	Dodge & Cox Stock Fund	Mutual fund	**	8,646,791
	Fidelity Advisor Series I Mid Cap Fund (T)	Mutual fund	**	4,976,505
*	Evergreen Select Core Bond Fund (CCA)	Mutual fund	**	4,965,984
	Templeton Foreign Fund (A)	Mutual fund	**	5,574,644
	T. Rowe Price New Horizons Fund	Mutual fund	**	2,715,521
*	Various participants	Participant loans (at interest rates ranging from 4.00% to 8.53% and maturities ranging from less than one month to twenty-nine months)	**	2,483,627

	Total investments			$95,804,321

  * Permitted party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

Piedmont Natural Gas Company, Inc.
Payroll Investment Plan
Financial Statements as of December 31, 2005 and
September 30, 2005 and for the Period from October 1, 2005 through
December 31, 2005 and the Year Ended September 30, 2005,
Supplemental Schedule as of December 31, 2005, and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee and
Participants in Piedmont Natural Gas Company, Inc.
     Payroll Investment Plan:
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Payroll Investment Plan (the “Plan”) as of December 31, 2005 and September 30, 2005, and the related statements of changes in net assets available for benefits for the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and September 30, 2005, and the changes in net assets available for benefits for the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
May 8, 2006

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND SEPTEMBER 30, 2005

	December 31,	September 30,
	2005	2005
ASSETS
Participant-directed investments (Notes 1, 2, 3, and 6)	$36,564,039	$35,600,904

NET ASSETS AVAILABLE FOR BENEFITS	$36,564,039	$35,600,904

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM OCTOBER 1, 2005 THROUGH DECEMBER 31, 2005
AND THE YEAR ENDED SEPTEMBER 30, 2005

	Period from
	October 1,
	2005 through	Year Ended
	December 31,	September 30,
	2005	2005
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Notes 1, 2, and 3)	$578,167	$3,593,807
Interest on participant loans (Note 2)	29,755	118,070

Total investment income	607,922	3,711,877

Contributions:
Employer’s	243,463	931,567
Participants’	521,868	1,989,554
Participants’ rollovers	—	193

Total contributions	765,331	2,921,314

Total additions	1,373,253	6,633,191

DEDUCTIONS:
Benefits paid to participants	373,071	1,649,127
Transfer to other plan (Note 1)	—	437,475
Expenses (Notes 2 and 6)	37,047	125,775

Total deductions	410,118	2,212,377

NET INCREASE	963,135	4,420,814

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	35,600,904	31,180,090

End of period	$36,564,039	$35,600,904

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND SEPTEMBER 30, 2005, AND
FOR THE PERIOD FROM OCTOBER 1, 2005 THROUGH DECEMBER 31, 2005
AND THE YEAR ENDED SEPTEMBER 30, 2005

1.	DESCRIPTION OF THE PLAN

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Payroll Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan, providing benefits to participating bargaining unit hourly employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portions; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time hourly employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On September 2, 2005, the Benefits Committee resolved to change the plan year to a calendar year. The Plan will therefore have filing requirements for the short plan year for the period from October 1, 2005 through December 31, 2005, and thereafter will report on a calendar year basis.

Contributions—Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, one common trust fund and one common stock fund as investment options for participants.

Vesting—All participant and employer contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes.

Payment of Benefits—The vested balance of a participant’s account will be paid to the participant or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.

Other—During the year ended September 30, 2005, account balances totaling $437,475, of participants in the Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Salary Plan”), were transferred to the Salary Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Expenses—As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and September 30, 2005, are as follows:

	December 31,	September 30,
	2005	2005
Enhanced Stock Market Fund of Wachovia—
94,870 and 94,147 units, respectively	$8,055,049	$7,834,223
Evergreen Special Values Fund (A)— 59,392 shares	*	1,781,760
American Funds The Growth Fund of America (A)—
95,068 and 94,160 shares, respectively	2,933,797	2,803,155
American Funds Balanced Fund (A)—
149,445 and 142,131 shares, respectively	2,663,114	2,546,988
Gartmore Morley Stable Value Fund (Retail)—
475,087 and 466,019 shares, respectively	9,123,631	8,873,712
Dodge & Cox Stock Fund—
15,757 and 15,124 shares, respectively	2,162,169	2,058,490
Fidelity Advisor Series I Mid Cap Fund (T)—
93,010 and 89,401 shares, respectively	2,257,343	2,376,266
Participant loans	2,039,092	1,905,965

* Represented less than 5% of the Plan’s net assets available for benefits as of this date.
During the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Period from
	October 1,
	2005 through	Year Ended
	December 31,	September 30,
	2005	2005
Common trust fund—equity— Enhanced Stock Market Fund of Wachovia	$159,549	$970,637

Common stock fund—Piedmont Natural Gas Stock Fund	(40,625)	208,988

Mutual funds:
Balanced	52,627	168,556
Stable value	83,570	325,901
Bond	7,474	42,478
Equity	277,964	1,587,474
International equity	37,608	289,773

Total mutual funds	459,243	2,414,182

Total net appreciation in fair value of investments	$578,167	$3,593,807

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $12,303 and $45,098 for the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005, respectively.

At December 31, 2005 and September 30, 2005, the Plan held 82,976 and 82,494 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $1,033,281 and $1,015,919, respectively and fair value of $1,335,982 and $1,381,556, respectively. During the period from October 1, 2005 through December 31, 2005 and the year ended September 30, 2005, the Plan recorded dividend income on the common stock of the Company of $12,190 and $35,608 respectively.
******

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
*	Enhanced Stock Market Fund of Wachovia	Common trust fund	**	$8,055,049
*	Piedmont Natural Gas Stock Fund	Common stock fund	**	1,335,982
*	Evergreen Special Values Fund (A)	Mutual fund	**	1,773,706
	American Funds The Growth Fund of America (A)	Mutual fund	**	2,933,797
	American Funds Balanced Fund (A)	Mutual fund	**	2,663,114
	Gartmore Morley Stable Value Fund (Retail)	Mutual fund	**	9,123,631
	Dodge & Cox Stock Fund	Mutual fund	**	2,162,169
	Fidelity Advisor Series I Mid Cap Fund (T)	Mutual fund	**	2,257,343
*	Evergreen Select Core Bond Fund (CCA)	Mutual fund	**	1,768,604
	T. Rowe Price New Horizons Fund	Mutual fund	**	730,324
	Templeton Foreign Fund (A)	Mutual fund	**	1,721,228
*	Various participants	Participant loans (at interest rates ranging from 5.75% to 7.29% and maturities ranging from less than one month to thirty-two months)	**	2,039,092

	Total investments			$36,564,039

  * Permitted party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Piedmont Natural Gas Company, Inc. Salary Investment Plan
(Name of Plan)
Piedmont Natural Gas Company, Inc. Payroll Investment Plan
(Name of Plan)

Date May 9, 2006	/s/ Kurt R. Hollar
Kurt R. Hollar Director — Employee Benefits, Safety & Health Services and Plan Administrator

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. Salary Investment Plan

23.2	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. Payroll Investment Plan